

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 31, 2017

Chad Steelberg
Chief Executive Officer
Veritone, Inc.
3366 Via Lido
Newport Beach, CA 92663

>   **Re: Veritone, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed March 15, 2017**
>   **File No. 333-216726**

Dear Mr. Steelberg:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 16, 2017 letter.

Prospectus Summary

1.   We note your response to prior comment 1, please briefly note the existence of the voting agreement and describe its key terms.

Contractual Obligations, page 64

2.   Your debt obligations appear to be due within one year from December 31, 2016. Please include such obligations in a column of "less than 1 year". Refer to Item 303(a)(5) of Regulation S-K.

Notes to Consolidated Financial Statements

Note 4. Redeemable Convertible Preferred Stock, page F-15

3.   Please clarify your statement in response to prior comment 11 that "[b]ecause the accumulated liquidation preference of your preferred stock is discretionary, it does not result in a beneficial conversion feature." Tell us whether you are using a commitment date based on when the preferred shares were originally issued or the date the dividends accrue. Please note that ASC 470-20-30-18 provides that the beneficial conversion feature for discretionary paid-in-kind dividends is to be measured on the date that the dividends are accrued. In your response, tell us whether the paid-in-kind instruments have a beneficial conversion feature as of the date the dividend accrues. We refer you to ASC 470-20-30-5.

Note 5. Stockholders' Equity(Deficit)

Stock-Based Compensation, page F-19

4.   Please explain why the aggregate intrinsic value displayed in the stock option table on page F-20 is zero. In this regard, we note that your restricted stock grants have a fair value of $2.88 per share as of December 31, 2016 which is greater than the average stock option exercise price of $1.36. Further, clarify why the estimated fair value per restricted share increased from $0.90 to $2.88 from December 31, 2015 to 2016 while revenue has declined. In addition, tell us the estimated fair value of the underlying shares of common stock used to estimate the fair value of the Primary Warrants.

5.   We note your response to prior comment 12 and our review remains open pending receipt of the requested information.

Note 9. Note Payable, page F-23

6.   Your response to prior comment 14 does not provide sufficient basis for treating the value of the Primary Warrants as a deferred offering cost. Absent supporting accounting literature and since the warrants are recognized as a liability, the warrants should be recognized at their fair value at the date of issuances against the proceeds received in the financing transaction and the residual amount after the allocation should be recognized as the balance for the note payable. Refer to ASC 815-50-15-8A and ASC 815-10-S99-4. In addition, tell us how you determined the effective conversion price for the convertible notes after allocating proceeds to the detachable warrants when measuring the beneficial conversion feature of the notes under ASC 470-20.

Note 11. Subsequent Events

7.   Please tell us how you considered disclosing the estimated financial effect of the amendments made to the warrants issued to Acacia. We also note from the Exhibit Index

that an amendment was made to Acacia Note on March 14, 2017. Tell us how you considered disclosing the nature of the event and the estimated financial effect. Refer to ASC 855-10-50-2.

Exhibits

8.   Please file the consents of director nominees, Edward J. Treska and Frank E. Walsh, III. Refer to Rule 438 of Regulation C under the Securities Act.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mengyao Lu, Staff Accountant, at (202) 551-7271or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or me at (202) 551-3487 with any other questions.

Sincerely,

/s/ Stephen Krikorian for

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Ellen S. Bancroft, Esq.
       Morgan, Lewis & Bockius LLP